April 21, 2008

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»    «AZIP»

Dear «SALUTATION»:

Early in my investment career in the late 1960s, I had the good fortune to read a number of articles and books authored by Charlie Ellis – a gentleman who, in my opinion, was one of the better thinkers in investment management and asset allocation.   At the time, he was managing partner of Greenwich Associates, a global leader in consulting to professional management service organizations.   Charlie also wrote a number of articles in the CFA Digest, and authored six books, including Winning the Losers’ Game.   Ellis noted that investment managers were not beating the market, but rather, the market was beating them.   He drew the analogy comparing investing to golf, quoting one of golf’s legendary players, Tommy Armour, who, in his book, How to Play Your Best Golf All the Time, noted, “The best way to win in golf is by making fewer bad shots and keep the ball in play.”   In many of Ellis’ articles, he continually brought home the theme that in investing, you win by not losing.   Ellis also noted in his book that, when asked what he considered man’s most powerful discovery to be, Albert Einstein replied, without hesitation, “Compounded interest and returns.”

In those early days, I worked for a small money management firm that invested in growth companies.   I joined the firm in December of 1973, and during that full calendar year, the fund’s net asset value declined 52%.   In 1974, the fund declined another 28%.   For the two years (1973-74) combined, investors who invested a dollar on January 1, 1973, and redeemed it on December 31, 1974, received back $0.35.   Compounded at 15% per year, it would have taken 7.5 years to get back to breakeven.   The lesson of winning by not losing, long term, was indelibly etched in my mind from this experience, and led to the formulation of the philosophy upon which the founding of Fiduciary Management, Inc. was based, that in order to provide our clients with superior long term investment returns, one must not be devastated in the inevitable bear markets that occur.   To us, as our investment philosophy evolved, it became eminently clear that this meant a disciplined and conservative value-based approach to the investment of our clients’ assets.   As you will note from the attached Table A, in the 28-year history of Fiduciary Management’s small cap portfolio, we have only experienced four negative years of investment performance, the worst being 1990, when we were down 7.9%, 1998 and 2002, when we were down approximately 4.8%, and last year, when we sustained a 1.1% decline.   Our large cap portfolio, depicted in Table B, has had one negative year, declining 13.3% when the Standard & Poor’s 500 was down 22.1% in 2002, and has handily bested the S&P 500 in its seven-plus year existence, gaining 11.0% annually, versus the S&P 500 advance of 1.8%, as of March 31, 2008.

Our long-term investment returns for each of our portfolios are as follows:

Fiduciary Management, Inc. - Large Cap Equity Composite        Annualized % Returns as of March 31, 2008

1 Year	3 Years	5 Years	Since Inception

Fiduciary Large Cap Equity

-3.05	7.52	15.74	10.98

Standard & Poor’s 500 Index

-5.07	5.85	11.32	1.78
Inception:   12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite        Annualized % Returns as of March 31, 2008

	1 Year	3 Years	5 Years	10 Years	Since Inception

Fiduciary Small Cap Equity

	-8.60	8.08	15.52	9.36	15.20
Russell 2000 Index	-12.99	5.06	14.90	4.96	11.31
Inception:   01/01/1980

«MRMS» «FULLNAME»
April 21, 2008

We are extremely pleased that the FMI Large Cap Fund (FMIHX), which is identical to our separately managed portfolios, continues to be rated Five Stars by Morningstar (their highest rating) in the Large Blend category as of March 31, 2008, and is in the top decile of its peers over five years.   In a communiqué in March, Morningstar said, “The FMI Large Cap Fund has posted some of the best five-year returns in its category.”   The FMI Common Stock Fund (FMIMX) has also performed well, and is rated Four Stars by Morningstar in the Mid Cap Blend category and is a top quartile performer over ten years as of March 31, 2008.   As noted by Morningstar analyst Bridget Hughes, “The FMI Common Stock Fund, over the long haul, has proven to be a strong performer.”

I have enclosed our most recent Investment Strategy Outlook letter, on both our large cap and small cap portfolios, for your review.   In each of them, we have highlighted a few of our portfolio companies with recent updates.   While the markets certainly remain volatile and turbulent and we believe we are currently in the throes of a recession that may well last into late summer or early fall, the securities markets generally bottom several months prior to an economic upturn.   For value-oriented firms like Fiduciary Management, the environment in which we find ourselves, and which will most likely prevail for the next few months, will give us the opportunity to populate the portfolios with additional companies that we feel are attractively priced.   Our research team is excited about the opportunities created in this environment, and we are in the process of sowing the seeds that will allow us to be able to achieve what we believe will be excellent long term returns over the ensuing years.

As always, we thank you for your interest in our firm, and if either of our equity products would help address your investment needs, we would welcome the opportunity to talk with you.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

pmh

Enclosures

Table A

Year	FIDUCIARY SC	Russell 2000
1980	+37.3%	+38.6%
1981	+21.6%	+2.0%
1982	+34.3%	+25.0%
1983	+23.3%	+29.1%
1984	+7.5%	-7.3%
1985	+29.9%	+31.1%
1986	+3.1%	+5.7%
1987	+3.1%	-8.8%
1988	+23.1%	+24.9%
1989	+24.4%	+16.2%
1990	-7.9%	-19.5%
1991	+39.2%	+46.1%
1992	+14.5%	+18.4%
1993	+16.0%	+18.9%
1994	+0.9%	-1.8%
1995	+27.8%	+28.4%
1996	+18.0%	+16.5%
1997	+29.3%	+22.4%
1998	-4.6%	-2.6%
1999	+4.7%	+21.3%
2000	+15.9%	-3.0%
2001	+20.4%	+2.5%
2002	-4.8%	-20.5%
2003	+27.2%	+47.3%
2004	+20.8%	+18.3%
2005	+10.9%	+4.6%
2006	+18.3%	+18.4%
2007	-1.1%	-1.6%
Q1 2008	-2.4%	-9.9%
Since Inception Cumulative Return	+5343.1%	+1961.9%

Please refer to the performance disclosure footnote for a detailed explanation of the Fiduciary Small Capitalization Equity Composite.

Table B

Year	FIDUCIARY LC	S&P 500
2001	+20.5%	-11.9%
2002	-13.3%	-22.1%
2003	+34.3%	+28.7%
2004	+19.2%	+10.9%
2005	+9.8%	+4.9%
2006	+17.4%	+15.8%
2007	+4.5%	+5.5%
Q1 2008	-5.5%	-9.5%
Since Inception - Cumulative Return	+112.8%	+13.7%

Please refer to the performance disclosure footnote for a detailed explanation of the Fiduciary Large Capitalization Equity Composite.

The average annual total returns of the FMI Common Stock Fund for the 1 year, 5 year and 10 year periods ended March 31, 2008 were: -9.56%, 13.79%, and 8.60%, respectively.

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended March 31, 2008 were: -3.40%, 14.67%, and 8.30%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Common Stock Fund, or the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the Funds. Please read the prospectus carefully before investing.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Small Cap Equity
Quarter Ended March 31, 2008

April 1, 2008
Client portfolios declined approximately 2-3% in the March quarter.   The benchmark Russell 2000 Index fell 9.9% in the period.   Stocks that aided the strong relative performance included Navigant Consulting, Watson Wyatt and J.B. Hunt.   On the flipside, recession worries and continued concerns about financials hurt Meredith, Harte-Hanks, and Old Republic.   We sold Liz Claiborne in the quarter due to two primary factors.   First, the fundamental thesis has changed over the years.   Liz used to be largely a wholesaler of women’s apparel across a broad spectrum of price points and channels.   Recently they have been downsizing this operation and aggressively expanding their high fashion retail business.   While this strategy may ultimately prove successful, it is a higher risk model that makes us uncomfortable.   Second, the fundamentals for apparel sales in general are very difficult and the company is in the midst of significant restructuring.   We thought it was better to redeploy these funds into three interesting new ideas, which we highlight below.

As you know, our custom is to discuss individual investments in the letters following the March and September quarters, with longer, macro comments at mid-year and year-end.   We will stick to that format, but given the very significant events in recent months, we want to make some general observations first.

One year ago we quoted a managing director of one of the largest private equity firms in the world, who said, “[Liquidity] has enabled us to do transactions that were previously unimaginable.   Frankly, there is so much liquidity in the world financial system that lenders (even our lenders) are making very risky credit decisions.” He continued, “…most investors in most asset classes are not being paid for the risk being taken.”   That firm was Carlyle Group, a primary sponsor of the Carlyle Capital fund, which, in an irony that is all too common on Wall Street, was virtually wiped out in the first quarter of 2008.   This $22.7 billion fund stood on just $940 million of equity.   Like the Bear Stearns hedge funds last summer, this fund was built on credulity and optimism, rather than prudence and risk sensitivity.   The same can be said for many of the investments held by Wall Street brokers, banks and insurance companies.   The losses on mortgages and derivatives are now approaching $400 billion and some estimate the eventual total will exceed $600 billion.

The Bear Stearns problems from 2007 spiraled out of control in March and resulted in a highly unusual takeover of the firm by J.P. Morgan.   The Federal Reserve and the Treasury assisted the deal, providing $30 billion of guarantees on dicey Bear Stearns’ investments along with the opportunity for large brokers to borrow from the Fed, the first time since the Great Depression that the government lent money to securities firms.   At the same time, federal regulators loosened the capital requirements of Fannie Mae and Freddie Mac, allowing them to purchase an additional $200 billion of mortgage securities.   Although it is April 1 today, this is not an April Fool’s joke.   Wall Street brokerage firms made billions of dollars of profit speculating on mortgages and mortgage derivatives, while their executives took home hundreds of millions of dollars in compensation, yet the government is there to bail them out when the going gets rough?   Fannie and Freddie are in trouble precisely because their capital was weak and they encouraged profligate and undisciplined lending.   Now the government wants to solve that problem by allowing them to buy even more mortgages?   This will likely result in yet another taxpayer bailout.

The Fed’s complicity in this heist is shocking.   On March 18, they lowered the Fed Funds rate 75 basis points to 2.25%, following an unscheduled cut of 50 basis points earlier in the quarter.   It is no surprise the dollar continues to reach new lows, while commodities and inflation reach new highs.   It will be difficult for the Fed to restore trust in the financial system while turning a blind eye to the dollar.   As Reuven Brenner, a professor at McGill University, stated recently in a Wall Street Journal editorial, “The liquidity crisis and the stable dollar are related.   The vast extension of credit since 2002 could have never happened if the Fed had sustained a stable value for the dollar.”

The coup de grace is the Paulson Plan, the Bush administration’s blueprint to remodel the U.S.   financial system.   While there are a few laudable aspects to the plan, namely the consolidation of some government agencies and increased disclosure, it dramatically increases the Fed’s charter and the role of the Federal government.   Five new federal agencies would be created, with comforting names like The Prudential Financial Regulatory Agency and the Conduct of Business Regulatory Agency.   This plan, along with the bailouts articulated above, is just another slap to the free market system.   Capitalism works precisely because it sometimes delivers fatal blows to participants.   These blows force capitalists to pay attention to risk and adjust their behavior.

As much as we despise what the Fed has done over the past many years, and particularly the response to the financial turmoil in 2008, our job as investors is to survey the landscape and deal with the world as it is, not as we would want it to be.   The Paulson Plan faces an uphill battle in Congress over the next several years.   More worrisome are the actions the Fed and Treasury can take without any congressional oversight.   It is particularly ironic, given all the political rhetoric in favor of the little guy, that Congress cheers the Fed’s moves.   Any student of economics knows that inflation is one of the most regressive “taxes” there is.   We will have to weigh the macro more carefully over the next few years than we ever have in the past.

Perhaps not so surprising, the tumultuous environment is providing interesting valuations on a number of companies.   Below we have highlighted three new ideas.

Group 1 Automotive Inc.   (GPI)

Description
Group 1 Auto is the fifth largest auto dealer in the United States.   The company owns and operates 96 auto dealerships and 24 collision service centers in the U.S., and three auto dealerships and two collision service centers in the U.K.   New Vehicles account for 63% of sales and 27% of gross profit, Used Vehicles account for 23% of sales and 13% of gross profit, Parts & Service accounts for 11% of sales and 39% of gross profit (and a far greater amount of net profit), and Finance & Insurance accounts for 3% of sales and 21% of gross profit.   Import and luxury vehicles account for 75% of New Vehicle unit sales.

Good Business

  Many private dealers are struggling with their profitability, which should discourage potential entrants and encourage continued contraction in capacity.   Public dealers have a capital advantage over private dealers, which should enable Group 1 to make the necessary investments to distance itself from the competition.
  The Parts & Service business contributes the lion’s share of the profits.   This business is more dependent upon the number of vehicles in operation rather than unit sales.   The revenue from Parts & Service is recurring in nature.
  The outlook for return on invested capital (ROIC) over the next three to four years is attractive given the prospects for improved and more consistent same-store sales performance, improved margins, stable capital expenditure (CAPEX) in absolute dollars, a slight reduction in working capital intensity, and a focus on acquiring dealerships that sell import and luxury brands.
  This is an easy business to understand.
  The debt-to-capital ratio is 43.1%, or 37.5% excluding the mortgage facility.   There are no significant debt maturities over the near to intermediate term.   Coverage of interest and fixed charges appears adequate.   According to Standard & Poor’s (S&P), the earnings quality is high at Group 1.

Valuation

  The stock trades at the low-end of its 52-week range, having declined over 60% from its 52-week high, and has underperformed the S&P 500 by 55% over the last twelve months, 35% over the last two years, and 44% over the last five years.
  The trailing price-to-earnings (P/E) multiple has declined to 6.5, which places the stock below the low-end of its five-year (19.1-8.5) and ten-year (27.6-10.4) average valuation ranges.   Group 1 trades for only 7.7x the 2008 estimate.   Clearly, the market is expecting a very difficult environment.
  The Parts & Service business alone contributes approximately $3.00 to earnings per share.   This implies that investors are paying 7x Parts & Service profits and receiving the rest of the business, which accounts for about 90% of revenue, for free.
  Group 1 earned $3.69 per share in 2006.   If it were to take the company another five years to return to this level, and the stock were accorded a forward P/E multiple of 12, Group 1 would trade for $44 per share in four years’ time.   This would represent a compound annual capital return of close to 20%.

Management

  There is a new team at the helm that is focused on transforming Group 1 from a holding company to an operating company.   Earl Hesterberg, 53, has served as President and CEO since April 2005.   He came to Group 1 with more than thirty years of auto industry experience, which includes stints as an executive at various dealerships and in dealer relations at several auto manufacturers, including Ford, Toyota, and Nissan.
  John Rickel, 45, has served as CFO since December 2005.   From 1984 until joining Group 1, he held a number of executive and managerial positions of increasing responsibility with Ford Motor Company.
  The company repurchased $60 million worth of stock in 2007, which represents approximately 7% of the shares.   Insiders have been buying stock on the open market as well.   Group 1 also initiated a dividend in 2006 that currently amounts to $0.56 per share on an annual basis, or a 2.6% yield at the current stock price.

Investment Thesis
The stock appears to be discounting much of the bad news associated with the expected decline in auto sales over the near to intermediate term.   However, the company makes most of its money on recurring parts and service revenue.   Group 1 should benefit from its transformation into an operating company, which, when combined with an eventual upturn in its end market, should result in a powerful earning recovery.

DST Systems Inc.   (DST)

Description
DST is a leading provider of information processing software and services.   The Financial Services segment (68% of revenues, 91% of earnings before interest and tax [EBIT], 26% margins) provides mutual fund processing, healthcare claims processing software and investment management products and services.   Output Solutions (32% of revenues, 9% of EBIT, 5% margins), manages statement production, mailing, processing and electronic payment and bill presentment.   Joint venture affiliates complement DST’s core processing businesses and contribute approximately $60 million of minority interest income annually.   In addition, the company has financial and real estate holdings with a market value of approximately $2.2 billion.

Good Business

  DST is the number one provider of mutual fund transfer agency services and one of the largest providers of output solutions.   Operating with a single core platform, DST’s business model is durable, generating a 25% plus margin in its core Financial Services processing business.   Significant capital investment, modest top line growth and large established players limit competitive entry.
  DST’s client relationships are extremely sticky given the embedded nature of DST’s software and services.   Importantly, revenues in the Financial Services segment is primarily account based and not asset (market value) based.
  Excluding excess capital held in the company’s various investments, DST’s ROIC has averaged 10.6% over the past seven years.
  DST’s business is reasonably easy to understand.
  DST’s net leverage ratio is approximately 1.7x.   Interest coverage is 9.2x.

Valuation

  DST’s valuation is compelling, trading at the lower end of its historical valuation range.
  Excluding the $2.2 billion ($35.40 per share) of investments, the adjusted earnings multiple is 11x.
  On a sum-of-the-parts basis, DST’s fair value is 30-40% higher than the stock.

Management

  DST’s management team carries a long established tenure.   Insider ownership of 16.4% reflects the long-term strategic manner in which the company is run.
  Thomas A. McDonnell, age 61, has been a director of DST since 1971.   McDonnell has served as CEO since 1984 and as President since 1973.
  Thomas A. McCullough, age 64, has been a director since 1990 and an Executive Vice President since 1987.   He was named COO in May 2001.

Investment Thesis
DST is a unique special situations investment idea.   Recognized as a stalwart processor within its industry, the company receives little attention from Wall Street, given that the company is managed for long-term profitability, with little regard to meeting quarterly expectations.   Management has a long established track record of creating shareholder value through joint venture partnerships, business combinations and $1.8 billion of buybacks over the past three years.   Since 2001, DST has reduced the float from 120.4 million shares to 62.3 million.

Affiliated Managers Group Inc.   (AMG)

Description
Affiliated Managers Group is the holding company for a diverse set of high quality boutique affiliate investment management firms cumulatively managing approximately $270 billion.   AMG’s business model relies upon acquiring majority interests in mid-sized ($1 billion to $15 billion assets under management [AUM]) investment managers, leaving 30-40% equity ownership in the hands of managers to encourage growth.   Over 150 investment products are offered across 35 investment styles through the Institutional (50% of earnings), Mutual Fund (40%) and High Net Worth (10%) distribution channels.   In terms of mix, International equity contributes 35% of earnings before interest, taxes, depreciation and amortization (EBITDA); U.S. Growth equity, 30%; U.S. Value equity, 15%; Alternative, 15%; and Balanced, Fixed and Other, the remaining 5%.   A total of six affiliates (Tweedy Browne, Friess Associates, Third Avenue, First Quadrant, AQR and Genesis) generate approximately 75% of AMG’s EBITDA.

Good Business

  AMG has a proven business model aligning the interests of partner affiliate managers while preserving each firm’s culture and investment process.
  Over the long-term, AMG’s revenues are fairly predictable, based directly on a diversified pool of assets.
  The holding company requires little operating capital investment.   Acquisitions are the only significant use of funds.   The combination of low capital requirements and high margins translates into high free cash flow.
  Over the past nine years AMG’s ROIC has averaged approximately 15%.
  AMG’s balance sheet is appropriately levered.

Valuation

  If we assume the acquired affiliates’ value does not decline over time, “Cash earnings per share (cash EPS),” which adds back amortization, is the preferred valuation metric.   On this basis the company currently trades below the mid-point of its historical range.   On average over the past ten years, AMG has traded for a cash EPS multiple of 14-15x.
  AMG trades for less than 7x EBITDA, nearly one standard deviation below its ten-year mean.

Management

  Sean Healey has been AMG’s CEO since 2005, having joined the company in 1995.   Prior to AMG, Healey was a Vice President in the Mergers and Acquisitions (M&A) department at Goldman Sachs, focusing on financial institutions.   Healey received an A.B. from Harvard College, an M.A. from University College, Dublin, and a J.D. from Harvard Law School.
  William J. Nutt founded AMG in 1993 and currently serves as the company's Chairman.   Prior to founding AMG, Nutt was President and Chief Operating Officer of The Boston Company.

Investment Thesis
AMG provides liquidity for senior partners of investment firms who also have a strong second-generation management team willing to grow the business.   The business model is unique in that it carves out compensation and growth capital and only acquires the remaining cash flows of the target affiliate.   An AMG investment provides much more stability than a direct investment in a pure-play (growth, value, international, alternative, etc.) investment advisor.   The company’s management team has a solid track record of identifying high quality managers and creating shareholder value.   AMG has approximately $1 billion in available capital.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1997-3/31/2008
Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%
**Q1 2008	-2.37	-2.51	-9.90	157	0.31	$ 1,440.7	$ 3,778.0	38.13%

*Benchmark: Russell 2000 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 12/31/2007. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.7 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980.   These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders.    From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000                    0.90%
$25,000,001-$50,000,000        0.85%
$50,000,001-$100,000,000      0.75%
$100,000,001 and above           0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts.   In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

Investment Strategy Outlook - Large Cap Equity
Quarter Ended March 31, 2008

April 1, 2008
Client portfolios declined approximately 5-6% in the March quarter.   The benchmark Standard & Poor’s 500 Index fell 9.5% in the period.   Stocks that aided the good relative performance included Tyco International, Wal-Mart and United Parcel Service.   On the flipside, recession worries hurt Best Buy and Cintas.   We are optimistic about the investment prospects for these companies.   Time Warner’s stock also continued to struggle in the quarter as investors’ view of cable and AOL remained negative.   We still like the risk/reward at Time Warner.   We also sold Sprint in the quarter… a real black eye for us.   We stayed with the company through several bad quarters because we knew the spectrum and franchise value of the firm was much greater than the stock price.   When the fourth quarter was announced, showing a substantial shortfall in the fundamentals along with a $2.5 billion drawdown of their credit lines, we felt there was a nontrivial chance that it could get a lot worse before getting better.   With no way to know how long credit might prove tight for Sprint, and it looking like it would be several more quarters to turn the business, we made the difficult decision to sell.

As you know, our custom is to discuss individual investments in the letters following the March and September quarters, with longer, macro comments at mid-year and year-end.   We will stick to that format, but given the very significant events in recent months, we want to make some general observations first.

One year ago we quoted a managing director of one of the largest private equity firms in the world, who said, “[Liquidity] has enabled us to do transactions that were previously unimaginable.   Frankly, there is so much liquidity in the world financial system that lenders (even our lenders) are making very risky credit decisions.” He continued, “…most investors in most asset classes are not being paid for the risk being taken.” That firm was Carlyle Group, a primary sponsor of the Carlyle Capital fund, which, in an irony that is all too common on Wall Street, was virtually wiped out in the first quarter of 2008.   This $22.7 billion fund stood on just $940 million of equity.   Like the Bear Stearns hedge funds last summer, this fund was built on credulity and optimism, rather than prudence and risk sensitivity.   The same can be said for many of the investments held by Wall Street brokers, banks and insurance companies.   The losses on mortgages and derivatives are now approaching $400 billion and some estimate the eventual total will exceed $600 billion.

The Bear Stearns problems from 2007 spiraled out of control in March and resulted in a highly unusual takeover of the firm by J.P. Morgan.   The Federal Reserve and the Treasury assisted the deal, providing $30 billion of guarantees on dicey Bear Stearns’ investments along with the opportunity for large brokers to borrow from the Fed, the first time since the Great Depression that the government lent money to securities firms.   At the same time, federal regulators loosened the capital requirements of Fannie Mae and Freddie Mac, allowing them to purchase an additional $200 billion of mortgage securities.   Although it is April 1 today, this is not an April Fool’s joke.   Wall Street brokerage firms made billions of dollars of profit speculating on mortgages and mortgage derivatives, while their executives took home hundreds of millions of dollars in compensation, yet the government is there to bail them out when the going gets rough?   Fannie and Freddie are in trouble precisely because their capital was weak and they encouraged profligate and undisciplined lending.   Now the government wants to solve that problem by allowing them to buy even more mortgages?   This will likely result in yet another taxpayer bailout.

The Fed’s complicity in this heist is shocking.   On March 18, they lowered the Fed Funds rate 75 basis points to 2.25%, following an unscheduled cut of 50 basis points earlier in the quarter.   It is no surprise the dollar continues to reach new lows, while commodities and inflation reach new highs.   It will be difficult for the Fed to restore trust in the financial system while turning a blind eye to the dollar.   As Reuven Brenner, a professor at McGill University, stated recently in a Wall Street Journal editorial, “The liquidity crisis and the stable dollar are related.   The vast extension of credit since 2002 could have never happened if the Fed had sustained a stable value for the dollar.”

The coup de grace is the Paulson Plan, the Bush administration’s blueprint to remodel the U.S. financial system.   While there are a few laudable aspects to the plan, namely the consolidation of some government agencies and increased disclosure, it dramatically increases the Fed’s charter and the role of the Federal government.   Five new federal agencies would be created, with comforting names like The Prudential Financial Regulatory Agency and the Conduct of Business Regulatory Agency.   This plan, along with the bailouts articulated above, is just another slap to the free market system.   Capitalism works precisely because it sometimes delivers fatal blows to participants.   These blows force capitalists to pay attention to risk and adjust their behavior.

As much as we despise what the Fed has done over the past many years, and particularly the response to the financial turmoil in 2008, our job as investors is to survey the landscape and deal with the world as it is, not as we would want it to be.   The Paulson Plan faces an uphill battle in Congress over the next several years.   More worrisome are the actions the Fed and Treasury can take without any congressional oversight.   It is particularly ironic, given all the political rhetoric in favor of the little guy, that Congress cheers the Fed’s moves.   Any student of economics knows that inflation is one of the most regressive “taxes” there is.   We will have to weigh the macro more carefully over the next few years than we ever have in the past.

Perhaps not so surprising, the tumultuous environment is providing interesting valuations on a number of companies.   Below we have highlighted two new ideas.

Automatic Data Processing Inc.   (ADP)

Description
Automatic Data Processing, with over $8 billion in revenues and approximately 585,000 clients, is one of the world’s largest providers of business outsourcing solutions.   Leveraging more than 55 years of experience, ADP offers a wide range of human resources, payroll, tax and benefits administration solutions from a single source.   ADP is also a leading provider of integrated computing solutions to auto, truck, motorcycle, marine and recreational vehicle dealers throughout the world.

Good Business

  The core payroll outsourcing business of ADP has become a necessary business service.   ADP pays 33 million workers in over 30 countries, including one out of six in the United States.
  The revenue model is highly recurring.
  After spinning-off the slower growth Brokerage Services business, the company is now focused on its primary business, Employer Services.
  Overall organic growth should be above average over an economic cycle, augmented by smaller acquisitions in the core business.
  The financial model is impressive as the company generates 13-14% margins and a 10% return on invested capital (ROIC).   The ROIC is actually much higher when client funds and corporate cash are excluded (over 15%).   Operating margins including fees generated by payroll float approximate 20%.
  ADP generates over $1 billion in free cash flow every year.
  The company has over $1.3 billion of cash ($2.50 per share) and very little debt.
  Currently, ADP yields 2.9%.

Valuation

  ADP trades at 18x forward earnings per share (EPS), less than 10x earnings before interest, taxes, depreciation and amortization (EBITDA) and 2.2x sales.
  Over the past ten years, ADP has traded, on average, at over 30x EPS, 15x EBITDA and 4.0x sales.   Over the past five years, the company has traded, on average, at over 22x EPS.

Management

  Gary Butler has served as ADP’s President and Chief Executive Officer since August 31, 2006.   He was President and COO from April 1998 to August 31, 2006.   Gary replaced Arthur Weinbach, who was the previous CEO and Chairman of the Board.
  Chris Reidy is ADP’s CFO, and has been in this position since October 2006.
  Michael Martone became Chief Operating Officer less than a year ago.

Investment Thesis
The shares of ADP have depreciated approximately 20% in the past six months as recession worries have gathered momentum.   ADP’s top-management is relatively new and has focused ADP more than ever on its core business, emphasizing profitable growth and returning excess cash to shareholders.   ADP repurchased $2 billion worth of stock in 2007 and increased the dividend 24%.   This is a great business with moderate to good growth prospects and an attractive valuation for long-term investors.

Robert Half International (RHI)

Description
Robert Half provides specialized staffing and internal audit and risk consulting services.   The company derives more than 70% of its revenue from the accounting and finance market.   In 2006, temporary placement accounted for 78% of revenue and 70% of operating profit, permanent placement accounted for 8% of revenue and 17% of operating profit, and risk consulting and internal audit services accounted for 14% of revenue and 13% of operating profit.

Good Business

  Robert Half has established significant brand equity following years of excellent service.   They are succeeding in extending their brand to other professional services.
  Customers and employment candidates seek to do business with the company on a repeat basis, given its strong reputation.
  Its focus on providing specialty-staffing services to small and medium sized customers has resulted in an operating margin that is approximately double that of other staffing firms.   When combined with low capital expenditure requirements and a preference to grow the business organically, this has resulted in an ROIC of nearly 20% over a cycle.
  This is an easy business to understand.
  There is $324.5 million in net cash on the balance sheet.

Valuation

  The stock has declined 43% from its 52-week high, and has underperformed the Standard & Poor’s 500 Index by 38% over the last twelve months on recession concerns.
  Robert Half currently trades for 0.8x sales.   The five-year average multiple is 1.6, and the ten-year average multiple is 1.7.   One standard deviation below the five-year average multiple is 1.3, and one standard deviation below the ten-year average multiple is 1.2.
  We see downside risk of 20% to $19 per share, and upside potential to $48 per share over the next four years, for an attractive reward-to-risk of 5-to-1.

Management

  Robert Half is one of the premier managers in the industry.   It is a high quality company that consistently generates profit margins that are well above industry averages.
  Management has been adept at recognizing and capitalizing on industry trends, and believes that internal expansion generally involves less risk compared to acquisitions.
  The company has been generous in returning excess cash to shareholders in the form of stock buybacks and dividends.
  Management has skin in the game, as all directors and executive officers as a group own 11.6% of the stock.
  Harold Messmer has been Chairman since 1988 and CEO since 1987.   Keith Waddell has been Vice Chairman since 1999, President since 2004, and CFO since 1988.

Investment Thesis
The stock appears to be discounting a lot of bad news ahead of an actual downturn in the fundamentals of business.   This has created an opportunity to purchase a high quality company that should be a beneficiary of several secular trends, including greater attention to internal controls, transparency in financial reporting, and corporate governance due to increased regulation and compliance rules.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-3/31/2008

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%
**Q1 2008	-5.46	-5.52	-9.47	87	0.22	$ 1,028.9	$ 3,778.0	27.23%

*Benchmark: S&P 500 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 12/31/2007. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 12/31/2007.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.7 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.   Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000                    0.65%
$25,000,001-$50,000,000        0.55%
$50,000,001-$100,000,000      0.45%
$100,000,001 and above           0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.